Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES $4.4 BILLION EXPLORATION &
DEVELOPMENT BUDGET FOR 2008

A Platform for Ongoing Profitable Growth

Calgary, Alberta – January 15, 2008:  Talisman Energy Inc. announced its spending plans and production guidance for 2008. The Company plans to spend $4.4 billion on exploration and development in 2008, down from an estimated $4.6 billion in 2007. The major underpinnings of this program are:

•	Increased investment in Southeast Asia and Norway, reflecting project developments and exploration opportunities.

•
Some reduction in spending on UK development projects, reflecting the completion of a number of projects in 2007, and consistent with taking a more measured pace.  Developments at Auk and Burghley are being progressed.

•	Some reduction in North American spending in light of uncertainty in both natural gas prices and Alberta royalties, although North America will still account for over one-third of total spending.

The Company expects production from continuing operations to grow 5-10% annually to 2010.  Production in 2008 is expected to be between 435,000 and 460,000 boe/d, with the range primarily defined by ongoing commissioning of the Tweedsmuir field in the North Sea.

Commenting on this outlook, John Manzoni, President & Chief Executive Officer said: “Although our outlook for growth to 2010 remains robust at 5-10% per annum, 2008 volumes are now expected to come in 3-8% higher than production from continuing operations in 2007.  Early estimates of production in 2007 are around 452,000 boe/d.  Asset sales last year were circa 28,000 boe/d, so underlying production from continuing operations was 424,000 boe/d.  The 2008 projection is lower than our previous expectations.

“Around 60% of the reduction from our previous projections comes from the North Sea and is due to a number of factors. These include asset sales, which were not contemplated previously and delays in commissioning various projects during the second half of 2007, including Tweedsmuir. Tweedsmuir remains in commissioning phase. The range of 2008 outcomes largely reflects the range of Tweedsmuir volumes for the year, which ranges from today’s production level of 16,000 boe/d up to 40,000 boe/d.  We have also taken a more measured view of project timing in light of our recent experiences and prevailing industry conditions.  And finally, there have been some minor reassessments of operating uptime and reservoir performance.

“Around 20% of the reduction is a result of decisions to reduce capital programs, primarily in North America, but also in the UK, in order to improve our project delivery performance.  We intend to maintain flexibility in our expenditure in North America both up and down, depending on the gas price. The remaining 20% reduction arises from other operational issues, and project delays internationally, including the Corallina riser failure in Australia and slower than expected ramp up of West Java natural gas sales, although the pipeline is now completed and volumes are increasing.

“I am disappointed in our projections for 2008 compared to our prior estimates.  However, we have set the business on a path which I believe is realistic and deliverable, and I am determined that we increase internal and external confidence, that we will meet the projections we set. These projections incorporate our experience from the second half of 2007 as well as a realistic view of project delivery in today’s environment, in particular in the UK business, where over the next few years we are bringing on a number of brownfield projects. Steps are underway to improve the delivery of these projects.

“The predictability of our growth profile has not been good. However, after examining the portfolio, I believe the issues are mainly around delays, and some optimistic projections on uptime, in particular on assets recently brought into the portfolio, rather than a reduction of reserves.

“Despite these short-term production issues, which we will fix, I am very encouraged by our financial strength, recent exploration successes in Vietnam and the UK North Sea, development projects in the pipeline and the long-term potential of our assets. During 2008 we expect to see a continuing strengthening of the balance sheet, building from the second half of 2007. In the medium term, we have projects underway which will deliver 5-10% per annum growth in the 2008-2010 period, based on today’s portfolio.  Execution and delivery of these projects will be a short term priority.

“We are in the process of undertaking a strategic review to underpin growth in the longer term.  This includes a full review of development and exploration opportunities within the existing portfolio, as well as an overall review of portfolio balance.  I look forward to communicating the outcomes from this review during the second quarter.”

2008 Capital Program

Total exploration and development spending in 2008 will be reduced by about 6% from an estimated $4,650 million in 2007. Of the planned $4,375 million exploration and development budget, 45% is being allocated to the North Sea, 34% to North America, 17% in Southeast Asia and 4% for the rest of the world.  Approximately three quarters of spending is on development projects and one quarter is earmarked for exploration.

Spending in Norway and Southeast Asia is expected to increase by approximately $400 million this year (an increase of 34%). The Company has a number of development projects underway in these regions including Rev and Yme in Norway and the Northern Fields and Song Doc developments in Southeast Asia.

In addition, the Company will continue drilling in its highly prospective offshore exploration block in Vietnam. The Company is also increasing exploration activity in Norway with six wells planned.

Spending will be reduced in the UK North Sea in 2008, following the completion of a number of field developments in 2007. The Company will progress the development of the Burghley field toward approval, as well as a major redevelopment of the Auk field and continued appraisal of the Cayley discovery.

The Company is reducing spending in North America, drilling higher return prospects, following up on drilling successes in 2007 and adding drilling locations in order to high grade its prospect inventory. In addition, Talisman will step up work on its non-conventional tight gas and shale opportunities and drill a number of wells in the US Foothills.

North America

The Company plans to spend $1.5 billion in North America in 2008, participating in 300 gross wells (230 net).  Spending over 2007 and 2008 has been reduced by approximately $1 billion compared to the outlook a year ago. The majority of North American spending will continue to be directed towards natural gas drilling. At planned spending levels, Talisman believes it can sustain existing production levels in North America, generating free cash flow at current natural gas prices, while maintaining flexibility.

Talisman will build on its success in the multi-zone Outer Foothills play in Alberta and British Columbia, following up on a number of promising discoveries made in Ojay, Hinton and Solomon in 2007. Development of our tighter gas opportunities in Wild River, Edson and Bigstone provide a large number of relatively low risk wells with outcomes that are predictable.

Major drilling programs are planned for the Alberta and BC Foothills again in 2008 where Talisman has a strategic land position supported by its midstream operations. However, spending in some parts of the Alberta Foothills is being reduced due to proposed royalty changes, which have made some higher cost, high deliverability gas wells uneconomic. We believe Talisman’s expertise as the leading gas driller in the Canadian Foothills is transferable to the Western US, where the Company plans to drill two wells in the first half of 2008. If successful, we will increase our focus in this new and exciting area.

The Company has large unconventional natural gas resources within its existing land base and plans are underway to continue evaluating this potential and develop it as a long term strategic resource. This includes initiatives in the Montney play in the Greater Arch area as well as a better understanding of the shale potential in Appalachia, Quebec and Western Canada.

Capital costs are expected to moderate in 2008, although the Company expects unit operating costs to increase 10-15% reflecting increased production in the Outer Foothills and higher property taxes.

North Sea

Planned spending in 2008 is relatively unchanged at approximately $2 billion, although with the capital spend largely complete at Blane, Duart, Enoch and Tweedsmuir, there is a shift in spending from the UK towards Norway.  Total UK capital expenditure is expected to decrease to $1,140 million and to increase to $850 million (up 35%) in Scandinavia.  This includes $100 million of exploration spending in the UK and $170 million in Norway.

The UK development program will focus on continuing exploitation of existing core areas, progressing new projects at Burghley and starting redevelopment of the Auk field, which was acquired at the end of 2006.  Development drilling programs will continue primarily at Montrose, Claymore and Tartan.  A key part of the UK exploration program will be the continued appraisal of the Cayley discovery.

In Norway, the Company will continue the development of the Rev field, with production due to start in 2008, and the Yme field, with production due to start in 2009.  Since 2003, Talisman has built the third largest acreage holding in Norway and 2008 will see six exploration wells drilled.

Southeast Asia

In Southeast Asia, the Company plans to increase spending by approximately $180 million (33%) in 2008 on existing project developments, ongoing exploration and appraisal of our offshore acreage in Vietnam and prospect identification and delineation in Indonesia.  The majority of the spending increase will be in the PM-3 Commercial Arrangement Area between Malaysia and Vietnam as we progress completion of the Northern Fields development where first natural gas sales are expected in mid-2008 and first oil in the first half of 2009.

In Vietnam, we will see first production from Song Doc, and on Block 15-2/01 Talisman will progress unitization and development plans around the Hai Su Trang and Te Giac Trang discoveries.  In Indonesia, gas volumes are flowing through the pipeline from Corridor to West Java and are expected to build through the year and work is progressing on the next tranche of gas sales contracts.

The Company has a very active drilling program planned in 2008.  In addition to participating in 57 development wells (mainly on Northern Fields and Song Doc), Talisman plans to spend approximately $200 million on exploration. In Vietnam, we are very encouraged by the Hai Su Den exploration well, which is testing a large basement structure and we plan to drill up to four additional exploration and three appraisal wells in Block 15-2/01 this year.

Overall production volumes in Southeast Asia are expected to be relatively flat in 2008, with a significant increase expected in 2009, following completion of the Northern Fields project and with increasing Indonesian natural gas volumes going to West Java.

Algeria, Tunisia, Trinidad and International Exploration

Capital expenditure on developments is expected to be $42 million in Algeria, Trinidad and Tunisia.

Excluding North America, exploration spending in 2008 is budgeted at approximately $600 million.  The most likely places for substantial resource additions in 2008 are in Vietnam and Norway. Key wells planned for Norway include Bjorn (currently drilling) and Trow, Marsvin and TR3. In Vietnam, two key wells (Hai Su Nau and Hai Su Bac) are expected to spud in the first quarter.

In the UK, the Company plans to drill four exploration wells and one appraisal well. In Indonesia, Talisman plans to shoot seismic over the deepwater Sageri and Pasangkayu blocks in Indonesia, preparing for drilling in 2009. In South America, the Company expects to acquire seismic in Colombia and start the drilling of one exploration well, while in Peru a well to appraise the earlier discovery is expected to spud towards the end of 2008.

In Alaska, the Company will acquire additional seismic data during 2008.

Exhibit 99.1

A conference call will be held to discuss this press release at 11:00 am MST on Tuesday, January 15, 2008. To participate in the call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-731-5774 (North America) or
1-416-644-3418 (Local Toronto & International)

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2139940

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia, and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                            Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                      Christopher J. LeGallais
& Investor Communications                                                                            Senior Manager, Investor Relations
Phone:                       403-237-1196 Fax: 403-237-1210                                     Phone:                       403-237-1957 Fax: 403-237-1210
E-mail:                       tlm@talisman-energy.com                                              Email:                       tlm@talisman-energy.com

02-08

Financial Information:

All dollar amounts are stated in Canadian dollars, except where otherwise indicated.

Forward-Looking Information:

This press release contains statements that constitute “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding:

•            business plans for drilling, exploration and development, appraisal and estimated timing;
•	estimates of production, production growth, and operations performance;
•            estimates of future sales;
•            estimated amounts and timing of capital expenditures;
•            estimates of operating costs and unit operating costs;
•            business strategy and plans or budgets;
•            estimated timing and results of new development, including new production;
•            royalty rates; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release.  Information regarding business plans for drilling, exploration and development, assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•            risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	risk that adequate pipeline capacity to transport the gas to market may not be available;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	the ability of the Company to integrate any assets it may acquire or the performance of those assets;
•            health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	competitive actions of other companies, including increased competition from other oil and gas companies and companies providing alternative sources of energy;
•            changes in general economic and business conditions;
•            the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	results of the Company’s risk mitigation strategies, including insurance; and
•            the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Production

Throughout this press release, Talisman makes reference to forecasted production volumes.  Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

Boe Conversion

Throughout this press release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.